Exhibit 10.10

TERMINATION AGREEMENT

This Termination Agreement is entered into this 25th day of July, 2008 by and between The Ken Bratney Company, an Iowa corporation (“Bratney”), 3400 109th Street, Des Moines, Iowa 50322 and Soy Energy, LLC, an Iowa limited liability company (“Soy”), 222 North Main Street, PO Box 663, Marcus, Iowa 51035.

RECITALS

A.

Bratney as the Contractor and Soy as the Owner entered into a design-build agreement regarding a bio-diesel facility to be located in or around Marcus, Iowa titled Standard Form of Design-Build Agreement and General Conditions Between Owner and Contractor and dated the 20th day of June, 2007 (“Design-Build Agreement”);

B.	Pursuant to the terms of the Design-Build Agreement, Bratney accepted certain payments from Soy for its services totaling $13,659,498.09 as of the date of this Termination Agreement;

C.	The billings by Bratney to Soy under the Design-Build Agreement included labor and material provided by certain subcontractors consistent with the terms of the Design-Build Agreement;

D.

Following the commencement of Bratney’s obligations under the Design-Build Agreement but prior to final completion of the facility, Soy terminated the Design-Build Agreement pursuant to Section 12.3.1 by a letter dated March 6, 2008;

E.	Section 12.3.1 of the Design-Build Agreement permitted Soy to terminate the Design-Build Agreement without cause with payment to Bratney as detailed in Section 12.3.1;

F.	Bratney has calculated the payment due to it under Section 12.3.1 of the Design-Build Agreement as detailed in Exhibits A-1 through A-3;

G.

Exhibit A-1 further discloses the total refund amount due and owing Soy after crediting the amount due to Bratney under Section 12.3.1 of the Design-Build Agreement, which is shown as the “Refund Amount” in Exhibit A-1; and

H.

In addition to agreeing to provide the contractor services under the Design-Build Agreement and on the condition and understanding that it would be the contractor through completion of the bio-diesel facility contemplated by the Design-Build Agreement, Bratney agreed to the additional cost of the purchase of $750,000.00 shares of Soy.

I.

Soy and K.B.C. Group, Inc. have entered into a certain Limited Liability Company Membership Unit Redemption Agreement dated of even date herewith (the “Redemption Agreement”), related to the redemption of the Units, as that term is defined in the Redemption Agreement, representing ownership of Soy owned by K.B.C. Group, Inc.

NOW, THEREFORE, for the mutual covenants set forth in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Termination Date. The Design-Build Agreement shall be considered terminated effective March 6, 2008.

2.

Total Due Bratney. The total amount due to Bratney pursuant to the Design-Build Agreement is as set forth as the Final Price in Exhibit A-1 attached hereto, or Nine Million One Hundred Fifty Nine Thousand Four Hundred Ninety Eight Dollars and Nine Cents ($9,159,498.09).

3.

Soy Refund. The total amount to be refunded to Soy pursuant to the Design-Build Agreement is as set forth as the Refund Amount in Exhibit A-1 attached hereto, or Four Million Five Hundred Thousand Dollars ($4,500,000). The amount of this refund shall be wired to Soy on the date this Termination Agreement is executed by Bratney according to the wire instructions provided by Soy.

4.

Soy Indemnification. Soy agrees to indemnify and hold Bratney harmless from any and all claims, causes of actions or damages of any character or kind whatsoever related to Soy’s obligations, or the financing thereof, under the Design-Build Agreement. Soy shall also defend Bratney in any and all such claims or causes of action, and furnish Bratney with defense counsel of Bratney’s own choosing. Notwithstanding the foregoing, Soy shall have no obligation to indemnify Bratney with respect to any costs associated with the work performed by HGM Associates.

5.

Bratney Indemnification. Bratney agrees to indemnify and hold harmless Soy from any and all claims, causes of action or damages of any character or kind whatsoever related to Bratney’s obligations to its vendors, suppliers or subcontractors, or the financing thereof, under the Design-Build Agreement. Bratney shall also defend Soy in any and all such claims or causes of action, and furnish Soy with defense counsel of Soy’s own choosing.

6.	Representations and warranties of Soy. Soy represents and warrants to Bratney as follows:

a.

Soy has all requisite power and authority to enter into this Termination Agreement and to consummate the transactions contemplated in this Termination Agreement. The Termination Agreement has been duly executed and delivered by Soy and constitutes the valid and binding obligation of Soy, enforceable in accordance with its terms.

b.

Soy acknowledges and agrees that it has been given an adequate opportunity to make any investigations it deems appropriate with respect to the terms of this Agreement and has not relied upon any representations, warranties, statements, summaries or annotations by Bratney other than as set forth in this Termination Agreement and the Design-Build Agreement.

7.	Representations and Warranties of Bratney. Bratney represents and warrants to Soy as follows:

a.

Bratney has all requisite power and authority to enter into this Termination Agreement and to consummate the transactions contemplated in this Termination Agreement. The Termination Agreement has been duly executed and delivered by Bratney and constitutes the valid and binding obligation of Bratney, enforceable in accordance with its terms.

b.

Bratney acknowledges and agrees that it has been given an adequate opportunity to make any investigations it deems appropriate with respect to the terms of this Agreement and has not relied upon any representations, warranties, statements, summaries or annotations by Soy other than as set forth in this Termination Agreement and the Design-Build Agreement.

8.

Right to Inspect and Audit. Soy shall have the right to inspect and audit the books and records of Bratney, to the extent that the books and records requested pertain to the Work performed by Bratney and its subcontractors pursuant to the Design-Build Agreement, for a period of three (3) years from the date hereof; provided, however, that the result of any such inspection or audit shall not require an adjustment to the total due to Bratney pursuant to Section 2 hereof or to the Soy refund pursuant to Section 3 hereof.

9.

Confidential Treatment Request. The parties hereto acknowledge that there is pending before the United States Securities and Exchange Commission (the “SEC”) a Request for Confidential Treatment related to certain provisions of the Design-Build Agreement (the “CTR”). Soy shall provide notice to Bratney of the SEC’s grant, denial, further comment or other action on the CTR when received by Soy. Following the giving of such notice, Soy shall have no further obligation with respect to the CTR. As of the date of signing of the Termination Agreement, Bratney shall have sole responsibility for directing the legal efforts to obtain confidential treatment concerning the process and technology contained in the Design-Build Agreement, and further costs with respect to the CTR shall be borne exclusively by Bratney.

10.	Upon signing of the Termination Agreement, Bratney will provide Soy with the following items within six (6) business days of the date when the Termination Agreement is executed:

a.      A paper copy of all design documents prepared pursuant to the Design-Build Agreement in the most current and completed form possessed by Bratney.

b.     A copy of all expense invoices and other similar evidence of Bratney’s costs incurred in connection with the Design-Build Agreement. Good faith and inadvertent failure by Bratney to provide certain invoices for amounts less than Five Hundred Dollars ($500) shall not be deemed a breach of this Termination Agreement if cured upon reasonable notice from Soy.

c.     Documentation showing the current location where all material and equipment held in Soy’s name is stored and the amounts paid by Bratney for such materials and equipment. Bratney shall provide documentation of the amounts paid for the materials and equipment within thirty (30) days of the date when the Termination Agreement is executed. Such materials would include, but is not limited to the centrifuges and Brown Tank materials and equipment.

d.     Copies of all lien waivers from all subcontractors and material suppliers on the project. Bratney shall be obligated to remove any liens that attach to Soy’s property with respect to the Design-Build Agreement for which Bratney did not secure lien waivers.

e.      The seven hundred and fifty (750) units of Soy membership units pursuant to the fully executed Redemption Agreement between the parties, and;

f.      A copy of the letter Bratney wrote to Cimbria-Sket regarding the future glycerin facility and a copy of Cimbria-Sket’s response if and when it is received by Bratney. Bratney shall request that Cimbria-Sket provide a written response within the five business day period provided above. Should Cimbria-Sket fail to provide such written response within the five business day period provided above, Bratney shall provide a written summary of the details of its discussions with Cimbria-Sket regarding this issue within the five business day period including, but not limited to, the individuals involved in these discussions and a summary of Cimbria-Sket’s response to Soy’s request.

11.	Time of the Essence. With respect to each and every term and obligation of the Redemption Agreement, time shall be strictly of the essence.

12.

Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and should become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

13.

Scope of Agreement. This Termination Agreement and any schedules and exhibits attached to this Termination Agreement constitute the entire agreement between the parties with regard to the calculation of the sums due and owing Bratney and the related refund to Soy under Section 12.3.1 of the Design-build Agreement. Any further disputes between the parties regarding other issues outside the scope of Section 12.3.1 shall continue to be governed by the Design-Build Agreement.

14.	Modifications. This Agreement shall only be modified by written agreement executed by Bratney and Soy.

15.	Successors and Assigns. This Termination Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, heirs, administrators and assigns.

16.

Severability. In the event that any provision of this Termination Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void, or unenforceable, the remainder of this Termination Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as to reasonably effect the intent of Bratney and Soy. The parties further agree to replace such void or unenforceable provisions of this Termination Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

17.

Governing Law. This Termination Agreement shall be governed by and construed in accordance with the laws of the State of Iowa, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties agree that process may be served upon them in any manner authorized by the laws of the State of Iowa for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process. The parties, by their execution of this Agreement, submit to the jurisdiction of the courts of the State of Iowa and agree that venue shall be in Cherokee County, Iowa.

18.

Rules of Construction. The parties agree they have been represented by counsel or had the opportunity to be represented by counsel and accordingly waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. All schedules and exhibits to this Termination Agreement shall be considered incorporated by reference into this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Termination Agreement as of the date first written above.

THE KEN BRATNEY COMPANY,		SOY ENERGY, LLC,
an Iowa Corporation		an Iowa limited liability company

BY:	/s/ J. Paul Bratney	BY:	/s/ Charles Sand
	Paul Bratney		Charles Sand
ITS:	CEO	ITS:	Chairman

The Ken Bratney Company

Soy Energy Project Close Out Summary

As of July 23, 2008

Subcontractor Description	Scope of Work	Status	Total

American Building Fabrications LLC	Metal Buildings	Design	1,690.63
Ambassador Steel	Rebar	Delivered/Installed	23,015.55
Baker Group	Mechanical/Electrical Design	Preliminary Design & Material Purchase	827,138.21
Bolton & Menk	Wastewater Design	Design	21,013.87
Brown Tank	Field Fabricated Tanks	Assumes Soy Energy getting plate steel with a cost of approximately $360,800	491,704.60
Cardis Fence	Fencing	Delivered/Installed	70,375.00
Certified Testing Services (CTS)	GeoTechnical	Report Submitted	11,478.00
Cimbria	Technology/Engineering	Design & Supply Cancellation Fees	814,502.81
HGM Associates	Civil Design Package	Grading, Railroad, and Paving Design	66,534.00
JC Ramsdell	Tank Foundation Rings	Delivered	16,509.10
Mulford Concrete	Cast in Place Concrete	Installed	128,055.00
Novelty Machine	Anchor Bolts	Delivered/Installed	5,767.69
Process Automation Concepts (PAC)	Engineering	Design	67,863.00
SafeRack	Loadout/Receiving Equipment	Design	10,142.75
Schmillen	Site Grading	Installed	807,170.75
Snoozy Surveying	Site Surveying	Completed	8,487.50
Westfalia	Technology/Engineering	Design Centrifuges & Exotic Steel	2,735,837.21

Labor (Bratney Personnel)		See Page 3	850,459.65
Expenses		See Page 2	217,156.69
Close Out Cost Projections	Legal, Accounting, Other		0.00
Total			$7,174,902.01
Overhead 10%			717,490.20
Subtotal			7,892,392.21
Profit 10%			789,239.22
Subtotal			8,681,631.43
Cost of Shares			670,000.00
Grand Total			9,351,631.43

Total Billed and Paid to Date			13,659,498.09
Refund Subtotal			4,307,866.66
Negotiated Settlement Adjustment			162,133.34
Interest			30,000.00

Refund Amount			4,500,000.00
		Total Billed and Paid to Date Amount	$13,659,498.09

		Refund Amount	-$4,500,000.00

		Final Price	$9,159,498.09

The Ken Bratney Co.

Project Close Out Summary – Expenses

As of July 23, 2008

EXPENSE	AMOUNT
TAXES	2,790.62
LEGAL	5,731.33
TRAVEL	32,833.27
OUTSIDE ENGINEERING	73,594.36
SMALL MATERIALS	13,453.15
FREIGHT	3,861.34
TEMPORARY SERVICES	5,154.23
OWNED EQUIPMENT	21,487.38
RENTAL EQUIPMENT	9,997.47
INSURANCE	47,053.54
STORAGE CENTRIFUGES	1,200.00

217,156.69

The Ken Bratney Co.

Project Close Out Summary – Labor

As of July 23, 2008

DESCRIPTION	2006 HOURS	2007 HOURS	2008 HOURS	TOTAL HOURS	TOTAL BILLING

Corporate Principal Total	70.30	—	40.00	110.30	$13,987.50
Crew Total	—	148.00	—	148.00	$7,400.00
Design/Drafter Total	241.50	1,483.05	5.00	1,729.55	$83,028.40
Estimator Total	108.00	5.00	12.00	125.00	$6,500.00
Field Operations Mgmt Total	—	16.00	—	16.00	$1,168.00
Project Accountant Total	—	74.00	31.50	105.50	$4,287.25
Project Coordinator Total	45.00	474.75	156.75	676.50	$23,157.75
Project Engineer Total	624.00	2,076.00	182.50	2,882.50	$156,020.00
Project Superintendent Total	—	1,004.00	76.00	1,080.00	$71,470.00
Project/Design Engineering Mgr Total	1043	4069	318.5	5430.5	$413,673.50
Senior Design/Drafter Total	1.00	66.00	—	87.00	$3,819.00
Sr Principal Mgmt Total	312.50	258.00	119.50	690.00	$65,968.25
Grand Total	2,445.30	9,673.80	941.75	13,060.85	$850,459.65